[Exhibit 10.4(b)]

SECOND AMENDMENT TO LEASE

This Second Amendment to Lease is dated this 30th day of January, 2009 and is by and between WORCESTER CITY CAMPUS CORPORATION, a Massachusetts corporation (“Successor Landlord”) and ADVANCED MICROSENSORS, INC., a Delaware corporation (“Tenant”).

WHEREAS, Maxtor Realty Corporation (“Initial Landlord”) entered into a lease dated as of July 1, 2006 with Tenant, for a portion of Initial Landlord’s property located at 333 South Street, Shrewsbury, Massachusetts and known as Building 2 (the “Building”), as amended by that certain First Amendment to Lease by and between Successor Landlord and Tenant dated May 18, 2007 (the “Lease”);

WHEREAS, Initial Landlord conveyed the Building to Successor Landlord by a deed recorded with the Worcester District Registry of Deeds in Book 40996, Page 352; and

WHEREAS, Successor Landlord and Tenant desire to amend certain terms of the Lease.

NOW THEREFORE, Successor Landlord and Tenant agree as follows:

1.           As of October 1, 2008, Tenant shall surrender that portion of Tenant’s Premises identified as Mod 11-1 (clean room) consisting of 10,130 RSF (the “2008 Vacated Premises”) in accordance with Section 14 of the Lease, as if October 1, 2008 is the Termination Date of the Lease for the 2008 Vacated Premises.

2.           The 2008 Vacated Premises shall be deleted from the definition of Premises, such that the definition of Premises as set forth in Section II.D. of the Lease as of October 1, 2008 is as follows:

Premises: that part of the Building outlined on Exhibit A, containing approximately 41,527 rentable square feet (“RSF”).  The Premises consist of: (1) Mod 1-1 (lab), containing 2,944 RSF, (2) Mod 11-1 (lab), containing 1,906 RSF, (3) Mod 10-1 (clean room), containing 12,302 RSF, (4) Mod 7-1 (clean room), containing 10,434 RSF, (5) Mod 6-2 (bottom floor) (office) containing 9,892 RSF, (6) Mod 1-2 (lab), containing 1,745 RSF, and (7) Mod 11-2 (lab), containing 2,304 RSF.

3.           All references to clean room space Mod 11-1 shall be deleted from the definition of Base Rent, such that the definition of Base Rent as set forth in Section II.H. of the Lease as of October 1, 2008 is as follows:

Base Rent: Base rent for office space (Mod 6-2) shall be $5.56 per RSF for the second Lease Year, $5.62 per RSF for the third Lease Year, $5.68 per RSF for the fourth Lease Year, and $5.74 per RSF for the fifth Lease Year.  Base Rent for lab space (Mod 1-1, Mod 11-1, Mod 1-2 and Mod 11-2) shall be $13.00 per RSF for the first Lease Year, $13.13 per RSF for the second Lease Year, $13.26 per RSF for the third Lease Year, $13.39 per RSF for the fourth Lease Year, and $13.53 per RSF for the fifth Lease Year.  Base Rent for clean room space (Mod 10-1 and Mod 7-1) shall be $23.20 per RSF for the first Lease Year, $23.43 per RSF for the second Lease Year, $23.67 per RSF for the third Lease Year, $23.90 per RSF for the fourth Lease Year, and $24.14 per RSF for the fifth Lease Year.  All Base Rent shall be payable in equal monthly installments.

4.           As of October 1, 2008, the definition of Tenant’s Proportionate Share as set forth in Section II.I. of the Lease is as follows:

Tenant’s Proportionate Share: Tenant’s Proportionate Share of the office space shall be a fraction, the numerator of which is 9,892 and the denominator of which is 40,173.  Tenant’s Proportionate Share of the lab and clean room space shall be a fraction, the numerator of which is 31,635 and the denominator of which is 102,995.

5.           As of the dates set forth below, the definition of Security Deposit as set forth in Section II.J. of the Lease is as follows:

a.	As of the date hereof, the Security Deposit shall be $50,000;

b.	As of March 1, 2009, the Security Deposit shall be $100,000;

c.	As of April 1, 2009, the Security Deposit shall be $150,000;

d.	As of May 1, 2009, the Security Deposit shall be $200,000; and

e.	As of June 1, 2009, the Security Deposit shall be $250,000.

The Security Deposit shall be provided in the form of letters of credit as provided in Section 27 of this Lease.

6.           As of the date hereof, delete the final sentence of Section 2.(a)(i) commencing with the word “Notwithstanding” and ending with “Commencement Date”.

7.           Insert an eighth subparagraph in Section 2.(a) as follows:

(viii) Notwithstanding anything contained in this Lease to the contrary, commencing on February 1, 2009 and continuing until the Termination Date, in addition to Monthly Base Rent, Tenant shall pay to Landlord on the first day of each month, estimated utility charges for the Premises in the amount of $150,000 per month (the “Monthly Utility Charge”).  On or about March 15, 2009 and on or about the 15th of every month thereafter until the month following the Termination Date, Landlord shall provide Tenant with a statement reflecting the difference between the actual utility charges for the preceding month (the “Actual Monthly Utility Charge”) and the Monthly Utility Charge for the preceding month.  If the Monthly Utility Charge exceeds the Actual Monthly Utility Charge, then Tenant shall be entitled to a credit for such excess toward the Monthly Utility Charge next due.  If the Monthly Utility Charge is less than the Actual Monthly Utility Charge, Tenant shall pay Landlord such deficiency within three (3) business days of Tenant’s receipt of Landlord’s statement.  To the extent Landlord does not receive a utility invoice within the time period necessary to include the amount of the invoice in the Actual Monthly Utility Charge, Landlord shall endeavor to provide Tenant with a copy of such invoice as soon as possible.  Tenant shall continue to pay the Monthly Utility Charge notwithstanding any failure by Landlord to timely submit the statements provided for in this Section.

8.           Amend Section 11 as follows:

(a)           Delete the word “and” at the end of Section 11(h).

(b)           Delete the period at the end of 11(i) and insert in its place “; and”.

(c)           Insert a subparagraph (j) in Section 11 as follows:

(j) To permit Landlord’s tenant University of Massachusetts Medical School access from time to time to Mod 7-1 (clean room) so University of Massachusetts Medical School may install, maintain, repair and replace such items as are necessary to facilitate its operations of the Data Center adjacent to Mod 7-1 (clean room), and to perform any other work University of Massachusetts Medical School deems necessary to facilitate its use of the adjacent space.  Landlord shall instruct University of Massachusetts Medical School to use practicable efforts to minimize interference with Tenant’s business at the Premises.

9.           Security Deposit

a.
Simultaneous with the execution of this Second Amendment to Lease, Tenant shall deliver a security deposit to Successor Landlord in the amount of $50,000 in the form of a letter of credit as described in Section 27.A. of the Lease.

b.	As of the date hereof, restate Section 27 as follows:

27.           Security Deposit

A.           To secure the full and faithful performance by Tenant of all the terms, provisions, conditions, covenants and obligations (including, without limitation, the payment of Base Rent and Additional Rent) on Tenant's part to be performed under this Lease, Tenant shall deliver to Landlord a security deposit in accordance with Section II.J. above and in the manner described in subsection B below in the form of  unconditional, clean, irrevocable "evergreen" letters of credit, payable on sight, in form and substance satisfactory to Landlord, issued by a bank which is a member of the Boston Clearing House Association. Landlord may present such letters of credit for payment (up to the amount of Tenant's liability under this Lease on account of such default) upon the occurrence of an event of default by Tenant, as provided in Section 22, beyond any applicable notice and cure period.  Such letters of credit shall have expiration dates that are no earlier than forty-five (45) days after the Termination Date.  Notwithstanding that the letters of credit on deposit with Landlord are to be "evergreen" letters of credit, if the letters of credit shall for any reason whatsoever expire or have expiration dates earlier than forty-five (45) days after the Termination Date, then subsequent or extension letters of credit in the amount of the then existing letters of credit, with expiration dates no earlier than forty-five (45) days after the Termination Date, and otherwise in form and substance acceptable to Landlord shall be delivered by Tenant to Landlord at least thirty (30) days prior to the expiration dates of the letters of credit they are replacing (time being of the essence).  The failure to timely deliver any subsequent or extension letters of credit shall constitute a material event of default under this Lease for which no notice need be given, and for which no grace or cure period need be allowed (notwithstanding anything set forth in this Lease to the contrary) and the letters of credit, then in effect, may be presented for payment and negotiated notwithstanding that no other default may then exist under this Lease and upon such presentment and negotiation, the default for Tenant's failure to so deliver shall be deemed to have been cured.  Landlord shall return the proceeds of the letters of credit, or so much of such proceeds as shall not have been applied in accordance with the terms of this Section, to Tenant on or before the date which is sixty (60) days following the expiration or earlier termination of the Term of this Lease and provided Tenant has surrendered possession of the Premises in accordance with this Lease.

B.           Commencing on March 1, 2009 and continuing on the first day of each month through June 1, 2009, Tenant shall deliver to Landlord an additional letter of credit, each in the amount of $50,000.

C.           If there is an event of default by Tenant beyond any applicable notice and cure period in respect of any of the terms, provisions, conditions, covenants and obligations of this Lease, including, but not limited to, the payment of Rent and Additional Rent, Landlord may, without first applying any other security, use, apply or retain the whole or any part of the proceeds of the letters of credit to the extent required for the payment of any Rent or Additional Rent or any other sum as to which Tenant is in default or for any sum which Landlord may incur or may be required to incur by reason of Tenant's default in respect of any of the terms, provisions, conditions, covenants and obligations on Tenant's part to be performed under this Lease, including but not limited to, any damages or deficiencies which accrued before or after the commencement of summary proceedings or other re-entry by Landlord.  Tenant agrees to replenish all or any portion of the security deposit used by Landlord upon demand.

D.           Every letter of credit deposited with Landlord shall be transferable by its terms without charge to Landlord and without any further responsibility and liability with respect to such security and Tenant agrees to look solely to such assignee of Landlord for the return of the letters of credit or the proceeds thereof.  The provisions of the preceding sentence are self-operative without the need for further documentation.  Tenant shall not assign or encumber or attempt to assign or encumber any letter of credit or any of the proceeds thereof.

10.           As of the date hereof, Section 38 of the Lease is deleted in its entirety.

11.           Notwithstanding any other term of the Lease, Successor Landlord reserves the right, from time to time, upon no less than thirty (30) days notice to Tenant, to relocate Tenant’s office space known as Mod 6-2 consisting of 9,892 RSF of the bottom floor of the Building to another location in the Building at Tenant’s sole cost.  Upon Tenant’s relocation, Tenant shall surrender the former Mod 6-2 location in accordance with Section 14 of the Lease and the parties shall substitute a new Exhibit A for the Exhibit A currently attached to the Lease.

Unless the square footage of the new Mod 6-2 space remains the same, Section II.D. shall be amended to reflect the new total square footage of the Premises and the new square footage of Mod 6-2, and Section II.I. shall be amended to reflect the new numerator for the Tenant’s Proportionate Share of the office space.

12.           On or before January 30, 2009, Tenant shall pay Successor Landlord the amount of $441,203.79, representing all outstanding amounts billed to Tenant and due Successor Landlord including, without limitation, Rent, Additional Rent and utility charges incurred as of January 22, 2009.

13.           Tenant shall reimburse Successor Landlord, from time to time, within ten (10) days of Tenant’s receipt of an invoice, as Additional Rent, for all reasonable legal fees and costs incurred by Successor Landlord in connection with this Second Amendment to Lease and the summary process proceeding commenced by Successor Landlord in the Westborough District Court.

14.           Capitalized terms not defined in this Second Amendment shall have the same meaning ascribed in the Lease.

15.           Except as amended by this Second Amendment to Lease, the Lease remains in full force and effect.

IN WITNESS WHEREOF, this Second Amendment is executed as of the date first written above.

TENANT			SUCCESSOR LANDLORD

WORCESTER CITY CAMPUS
ADVANCED MICROSENSORS, INC.			CORPORATION

By:		/s/	By:		/s/
	Name:	Timothy Stucchi		Name:	Robert Jenal
	Title:	President		Title	President